Date: April 17, 2014	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: ALDERON IRON ORE CORP.
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 16, 2014 (AMENDED)
Record Date for Voting (if applicable) :	May 16, 2014 (AMENDED)
Beneficial Ownership Determination Date :	May 16, 2014 (AMENDED)
Meeting Date :	June 19, 2014
Meeting Location (if available) :	Centre Mont-Royal, Salon Cartier 1, 2200 Mansfield Street, Montreal, Quebec, H3A 3R8
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	01434T100	CA01434T1003
Sincerely, Computershare Agent for ALDERON IRON ORE CORP.